EXHIBIT 99.1

Almaden requests consultations with Mexico under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership

VANCOUVER, British Columbia, Dec. 14, 2023 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) announces that it has delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico.

Almaden sent the Request for Consultations to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional). The investment dispute arises out of certain acts and omissions of Mexico in breach of the CPTPP relating to the Company’s investment in the Ixtaca Gold-Silver Project (the “Project”).

The Company has suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

  the Mexican Ministry of Economy’s (“Economia”) declaration that the Project’s mineral titles were void;
  Economia’s reassessment of the original applications for the mineral titles holding them to be deficient and unfeasible, contradicting the position previously adopted by it, and violating the Company and its subsidiary’s right to amend or supplement the mineral title applications; and
  the Mexican Secretariat of Environment and Natural Resources’ (Secretaría del Medio Ambiente y Recursos Naturales, “SEMARNAT”) delay in issuance and ultimate refusal to issue the Project’s environmental permit (Manifiesto de Impacto Ambiental).

The Request for Consultations enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Request for Consultations initiates a six-month consultation period between the parties, during which they are to attempt to amicably settle the dispute. If no settlement is reached in that six-month period, the Company may then initiate international arbitration proceedings against Mexico in accordance with the CPTPP after serving a notice of intent to submit claims to arbitration.

The Company confirms that it is taking all necessary actions to preserve its rights and protect its investments in Mexico. The Company’s desire is for all parties to reach a mutually acceptable outcome swiftly and amicably. If such an outcome is not achieved within the next six months, the Company expects it will have no alternative but to pursue its claims before an arbitral tribunal and seek full compensation for damages the Company has suffered as a result of Mexico’s acts and omissions. This Request for Consultations has been submitted by Almaden together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries.

The Company has retained international arbitration counsel at Boies Schiller Flexner LLP to advise and will consider any other actions necessary to ensure its rights are preserved.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing and nature of any future consultation, negotiations or settlement between the Company and Mexico, whether the Company pursues claims before an arbitral tribunal and the timing, result and damages of such claims before an arbitral tribunal.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process under the CPTPP; the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Project; certainty of mineral title and the outcome of consultation, litigation and arbitration; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/